4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0000902269
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  QUALCOMM Incorporated
  0000804328
  <IRS-NUMBER>95-3685934
</SUBJECT-COMPANY>
<PERIOD>11/14/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Jacobs,          Irwin            M.
   5775 Morehouse Dr.


   San Diego, CA  92121-1714
2. Issuer Name and Ticker or Trading Symbol
   QUALCOMM Incorporated (QCOM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/14/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/14/02    S        10,000        D  $35.7600                    I  by Trust (1)
Common Stock                                  11/14/02    S        15,000        D  $35.9000                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $35.9500                    I  by Trust (1)
Common Stock                                  11/14/02    S        7,500         D  $36.1500                    I  by Trust (1)
Common Stock                                  11/14/02    S        7,500         D  $36.2000                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.2500                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $36.3000                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.4500                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.5000                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.5800                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.6000                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $36.6400                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.8400                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.8500                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $36.8700                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $36.9000                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $37.0100                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $37.3300                    I  by Trust (1)
Common Stock                                  11/14/02    S        5,000         D  $37.4000                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $37.5500                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $37.6500                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $37.7000                    I  by Trust (1)
Common Stock                                  11/14/02    S        25,000        D  $37.9000                    I  by Trust (1)
Common Stock                                  11/14/02    S        10,000        D  $38.1000     19,959,759     I  by Trust (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Securities held by Irwin M. Jacobs & Joan Klein Jacobs as Trustees of the Irwin Mark Jacobs & Joan Klein Jacobs Family Trust UTA dtd
 6/2/80, as amended 6/30/92.

SIGNATURE OF REPORTING PERSON
/S/ By: Noreen E. Burns, Attorney-in-Fact
    For: Irwin M. Jacobs
DATE 11/15/02